SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)


                       SECURITIES AND EXCHANGE COMMISSION
                      pWASHINGTON, D.C. 20549


                            Valence Technology, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   918914-10-2
                                 (CUSIP Number)


 Carl E. Berg, 10050 Bandley Drive, Cupertino, California 95014; (408) 725-0700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 2, 2007
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

----------------------                                        ------------------
CUSIP No. 918914 10 2                 13D                      Page 2 of 8 Pages
----------------------                                        ------------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Carl E. Berg
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          Not Applicable
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not Applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States of America
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power 2,902,561
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  49,176,460
                            ----------------------------------------------------
    by Each Reporting       9) Sole Dispositive Power  2,902,561
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   49,176,460
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          52,079,021
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions) Not applicable
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          46.87%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 918914 10 2                 13D                      Page 3 of 8 Pages
----------------------                                        ------------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          WC
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  27,150,360
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   27,150,360
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          27,150,360
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions) Not applicable.
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          24.44%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 918914 10 2                 13D                      Page 4 of 8 Pages
----------------------                                        ------------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          West Coast Venture Capital, Inc.
--------- ----------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          WC
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  22,026,100
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   22,026,100
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          22,026,100
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions) Not applicable.
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          19.82%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

Item 1. This filing pertains to the acquisition of 549,451 shares, 613,497 shares, 662,252 shares, and 657,894 shares of Common Stock, $0.001 par value per share, of the issuer Valence Technology, Inc., a Delaware corporation (the "Company") by West Coast Venture Capital, Inc on December 18, 2006, December 26, 2006, January 18, 2007 and February 2, 2007 respectively. The principal executive offices of the Company are located at 650 Bridge Point Parkway, Suite 415, Austin, Texas 78730.

Item 2. (a)-(c) The names of the filing persons are Carl E. PersonNameBerg, Berg & Berg Enterprises, LLC ("BBE"), and West Coast Venture Capital Inc. ("WCVC") who are filing as a group. The business address for Carl
          E. Berg, BBE, and WCVC is 10050 Bandley Drive, Cupertino, California 95014. Carl Berg is the managing member of BBE and the President of WCVC. Mr. Berg's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Mission West Properties, Inc., a REIT, whose address also is 10050 Bandley Drive, Cupertino, California 95014.

          All of the filing persons are affiliates. Mr. Berg controls BBE and WCVC. Each is the record owner of shares of Common Stock of the Company. They have previously filed Schedule 13G as part of a group including additional filing persons. As a result of BBE's acquisition of 9,457,159 shares of Common Stock from the Company on September 30, 2002, their aggregate beneficial ownership of Common Stock exceeded 20% and they filed an initial Schedule 13D. As a result of BBE's acquisition of 4,409,560 shares of Common Stock from the Company on November 27, 2002, they filed an Amendment No. 1 to Schedule 13D. As a result of BBE's acquisition of an additional 3,190,342 shares of Common Stock from the Company on February 5, 2003, they filed an Amendment No. 2 to Schedule 13D. As a result of BBE's acquisition of an additional 2,973,589 shares of Common Stock from the Company on March 31, 2003, they filed an Amendment No. 3 to Schedule 13D. As a result of BBE's acquisition of an additional 1,543,925 shares of Common Stock from the Company on September 30, 2003, they filed an Amendment No. 4 to Schedule 13D. As a result of Carl E. Berg, Trustee, Berg & Berg Enterprises 401K Plan FBO Carl E. Berg's acquisition of an additional 1,525,506 shares of Common Stock from the Company on December 22, 2003, they filed an Amendment No. 5 to Schedule 13D. As a result of WCVC's acquisition of 594,766 shares of Common Stock from the Company on March 5, 2004, they filed an Amendment No. 6 to
          Schedule 13D. As a result of WCVC's acquisition of 710,900 shares of Common Stock from the Company on April 19, 2004, they filed an Amendment No. 7 to Schedule 13D. As a result of WCVC's acquisition of 829,187 shares of Common Stock from the Company on May 24, 2004, they filed an Amendment No. 8 to Schedule 13D. As a result of WCVC's acquisition of 877,193 shares of Common Stock on June 28, 2004, they filed an Amendment No. 9 to Schedule 13D. As a result of WCVC's acquisition of 1,050,420 shares of Common Stock on September 1, 2004 and WCVC's acquisition of 728,332 shares of Common Stock on July 27, 2004, they filed an Amendment No. 10 to Schedule 13D. As a result of WCVC's acquisition of 623,052 shares of Common Stock on September 30, 2004, they filed an Amendment No. 11 to Schedule 13D. As a result of WCVC's acquisition of 981,033 shares of Common Stock on February 14, 2005 and WCVC's acquisition of 911,854 shares of Common Stock on November 3, 2004, they filed an Amendment No. 12 to Schedule 13D. As a result of WCVC's acquisition of 1,251,042 share of Common Stock on April 27, 2005 and WCVC's acquisition of 1,055,594 shares of Common Stock on March 15, 2005, they filed an Amendment No. 13 to Schedule 13D. As a result of the acquisition of (i) 329,830 and 645,577 shares of Common Stock by WCVC on June 16, 2005 and May 26, 2005, respectively, (ii) a warrant by Carl Berg to purchase 600,000 shares of the Company's Common Stock on July 13, 2005, and (iii) 430 shares of the Company's C-2 Convertible

          Preferred Stock by Berg & Berg Enterprises, LLC on July 14, 2005, they filed an Amendment No. 14 to Schedule 13D. As a result of the acquisition of (i) 3,367,476; 646,552; and 3,073,634 shares of Common Stock by West Coast Venture Capital, Inc on April 3, 2006, May 11, 2006, and July 25, 2006, respectively, and (ii) 431 shares of the Company's C-1 Convertible Preferred Stock by PersonNameBerg &
          PersonNameBerg Enterprises, LLC on December 15, 2005, they filed an Amendment 15 to Schedule 13D. As a result of the acquisition of 1,298,701 shares of Common Stock on August 3, 2006, they filed an Amendment 16 to Schedule 13D. As a result of the acquisition of 534,759 shares of Common Stock on August 17, 2006, they filed an Amendment 17 to Schedule 13D. As a result of the acquisition of 549,451 shares, 613,497 shares, 662,252 shares, and 657,894 shares of
          Common Stock, $.001 par value per share of the issuer Valence Technology, Inc., a Delaware corporation (the "Company") by West Coast Venture Capital, Inc. on December 18, 2006, December 26, 2006, January 18, 2007 and February 2, 2007 respectively, they are filing this Amendment 18 to Schedule 13D. Based on the Company's 10-Q for the period ending December 31, 2006, the filing persons believe there were 104,347,897 shares of Common Stock of the Company issued and outstanding on February 2, 2007 and 861 shares of Series C Convertible Preferred Stock owned by the filers was convertible into 3,629,470 share of Common Stock of the Company.

          Neither Carl Berg nor BBE nor WCVC was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

          (f) Carl E. Berg is a citizen of the United States of America. BBE is organized under the laws of the state of California. WCVC is organized under the laws of the state ofDelaware.

Item 3.   Source and Amount of Funds or Other Consideration.

          WCVC funded its purchases of the Company's Common Stock with working capital.

Item 4.   Purpose of Transaction.

          WCVC acquired 549,451 shares of Common Stock of the Company on December 18, 2006 with $1,000,000 cash. WCVC acquired 613,497 shares of Common Stock of the Company on December 26, 2006 with $1,000,000 cash. WCVC acquired 662,252 shares of Common Stock of the Company on January 18, 2007 with $1,000,000 cash. WCVC acquired 657,894 shares of Common Stock of the Company on February 2, 2007 with $1,000,000 cash.

          Full details of this transaction is set forth in the Company's 8-K and related exhibits and references filed by the Company with the SEC and are incorporated herein by reference.

          Mr. Berg is a director of the Company, and has served on the Company's board of directors since September 1991.

          BBE, WCVC, and the other filing persons may acquire additional shares of Common Stock of the Company. In addition, and subject to applicable legal requirements and the factors referred to below, any of the filing persons may purchase from time to time in the open market or in privately negotiated transactions additional shares of the Company's Common

          Stock. In determining whether to purchase additional shares of the Company's Common Stock, Mr. Berg intends to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's Common Stock, other opportunities available to any of the filing persons, developments with respect to their business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, any of the filing persons may determine to dispose of all or a portion of its or his shares of the Company's Common Stock.

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) Carl E. Berg is the beneficial owner of 52,079,021 shares of the Company's Common Stock, representing approximately 46.87% of the number of shares outstanding, including warrants, convertible preferred stock, and options exercisable within 60 days of November 11, 2005. He possesses sole voting and dispositive power with respect to 2,902,561 of such shares, of which 333,055 constitute options to purchase shares of Common Stock that are exercisable within 60 days of November 11, 2005 and 600,000 constitute warrants to purchase shares of Common Stock at $2.74 per share expiring on July 13, 2008. The options were granted to Mr. Berg for service as a director of the Company. The warrants were granted in exchange for Mr. PersonNameBerg guaranteeing a $20 million loan made to the Company by SFT I, Inc. In his capacity as managing member of BBE, Mr. Berg shares voting and dispositive power with respect to 27,150,360 shares of Common Stock. In his capacity as President of WCVC, Mr. Berg shares voting and dispositive power with respect to 22,026,100 shares of Common Stock.

          BBE is the record owner of 21,984,475 shares of Common Stock, 861 Shares of Series C Convertible Preferred Stock (convertible into 3,629,470 shares of Common Stock of the Company based on the Company's 10-Q/A dated December 31, 2005 filed with the SEC)), and warrants to purchase 1,536,415 shares of Common Stock. The number of shares of Common Stock issueable on conversion of the Series C Preferred Stock will be determined by the lower of $4.00 per share or the share price of Common Stock on the conversion date which may increase or decrease BBE's beneficial ownership on conversion. BBE's total beneficial ownership is 27,150,360 shares of Common Stock, which represents approximately 24.44% of the number of shares outstanding. BBE shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the managing member of BBE.

          WCVC is the record owner of 22,026,100 shares of Common Stock. WCVC's total beneficial ownership is 22,026,100, which represents approximately 19.82% of the number of shares outstanding. WCVC shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the President of WCVC.

          (c) On December 18, 2005, WCVC purchased 549,451 shares of Common Stock from the Company for $1,000,000 with cash ($1.82 per share). On December 26, 2006, WCVC acquired 613,497 shares of Common Stock of the Company for $1,000,000 with cash ($1.63 per share). On January 18, 2007, WCVC acquired 662,252 shares of Common Stock of the Company with $1,000,000 with cash ($1.51 per share). On February 2, 2007, WCVC acquired 657,894 shares of Common Stock of the Company for $1,000,000 with cash ($1.52 per share).

          (d) The 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee, has the right to receive dividends and sale proceeds with respect to 65% of the shares of Common Stock beneficially owned by BBE. Carl E. Berg has the right to receive dividends and sale proceeds with respect to 35% of the shares of Common Stock beneficially owned by BBE.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          BBE and WCVC are under the control of Carl E. Berg, and together, they are acting as a group. There is no contract at present among them or otherwise with any other person with respect to their acquisitions of the Company's Common Stock other than the equity commitment between the Company and BBE and a Registration Rights Agreement, dated as of February 13, 2001 between the Company and Clyde J. Berg, Trustee, the 1981 Kara Ann Berg Trust.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1          Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

                                /s/ Carl E. Berg
                                ---------------------------------
                                Carl E. Berg Signing as an individual, as
                                manager of Berg & Berg Enterprises, LLC, and
                                as President of West Coast Venture Capital, Inc.






                                  EXHIBIT INDEX

               Exhibit 1      Joint Filing Agreement